UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on S-10 Diesel and LPG record

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Rio de Janeiro, September 9, 2020 –Petróleo Brasileiro S.A. – Petrobras informs that, for the third month in a row, it has broken the production record of S-10 Diesel, low-sulfur diesel. In August, the company's refineries processed 1.84 million m³ of the product, a volume slightly higher than in July, when it reached 1.81 million m³, and 15% higher than the June mark of 1.6 million m³.

The S-10 Diesel records follow the evolution of heavy-duty and utility vehicle engines powered by diesel, which are responsible for most of the goods circulation in the Brazilian territory. Currently, there are two types of road diesel in Brazil: the S-500 Diesel and the S-10 Diesel, but the S-500 is only used by vehicles manufactured until 2011.

S-10 Diesel Record at Revap

The Henrique Lage Refinery (Revap), located in São Paulo, also obtained the monthly production record of S-10 Diesel. In August, 203.5 thousand m³ were produced, 10% higher than the previous record of March of this year, when production had been 185 thousand m³. The result was obtained due to the increase in the load of the U-262 diesel hydrotreatment unit, after final approval obtained from the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

LPG Record at Revap

For the third time in 2020, Revap broke the monthly LPG (Liquefied Petroleum Gas) trading record. In August, 80,204 tons were sold, the equivalent of 6.16 million P13 gas cylinders, versus 75,730 tons from the previous record, reached in June, representing an increase of 5.9%. The first record of the year had been achieved in May, with 71,115 tons.

Revap acts as an important point of supply of LPG for residential use in Brazil, supplying directly the regions of Vale do Paraíba, north coast of São Paulo and south of Minas Gerais, besides other markets by transference made by the distributors via road modal to supply secondary bases.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer